Nick's Sports LLC

Unaudited Financial Statements For The Years Ended December 31, 2019

January 1, 2020

Nick's Sport LLC   dba BO&NIC

BALANCE SHEET

As of December 31, 2019

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Checking	27.24
Total Bank Accounts	**$27.24**
Accounts Receivable	
Accounts Receivable (A/R)	1,033.60
Total Accounts Receivable	**$1,033.60**
Other Current Assets	
Employee Cash Advances	-48,476.36
Inventory	114,948.28
Inventory Asset	0.00
Prepaid Expenses	0.00
Total Other Current Assets	**$66,471.92**
Total Current Assets	**$67,532.76**
TOTAL ASSETS	**$67,532.76**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	0.00
Total Accounts Payable	**$0.00**
Total Current Liabilities	**$0.00**
Long-Term Liabilities	
Notes Payable	1,500.00
Notes Payable LT	56,975.00
Total Long-Term Liabilities	**$58,475.00**
Total Liabilities	**$58,475.00**
Equity	
Owner's Equity	7,097.59
Retained Earnings	0.00
Net Income	1,960.17
Total Equity	**$9,057.76**
TOTAL LIABILITIES AND EQUITY	**$67,532.76**

Nick's Sport LLC   dba BO&NIC

PROFIT AND LOSS

January - December 2019

	TOTAL
Income	
Sales	21,361.57
Total Income	**$21,361.57**
Cost of Goods Sold	
Cost of Goods Sold	6,530.72
Total Cost of Goods Sold	**$6,530.72**
GROSS PROFIT	**$14,830.85**
Expenses	
Advertising	1,659.09
Bank Charges	1,265.11
Commissions & fees	2,510.00
Finance costs	200.00
Freight & Delivery	779.03
Insurance	133.00
Interest Expense	822.00
Meals and Entertainment	274.64
Promotional	79.97
Subcontractors	2,432.00
Travel	218.68
Utilities	2,497.16
Total Expenses	**$12,870.68**
NET OPERATING INCOME	**$1,960.17**
NET INCOME	**$1,960.17**

Nick's Sport LLC   dba BO&NIC

STATEMENT OF CASH FLOWS

January - December 2019

	TOTAL
OPERATING ACTIVITIES	
Net Income	1,960.17
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-1,033.60
Employee Cash Advances	48,476.36
Inventory	-1,469.28
Inventory Asset	0.00
Prepaid Expenses	0.00
Accounts Payable (A/P)	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	45,973.48
Net cash provided by operating activities	**$47,933.65**
FINANCING ACTIVITIES	
Notes Payable	1,500.00
Notes Payable LT	56,975.00
Owner's Equity	-106,341.26
Net cash provided by financing activities	**$ -47,866.26**
NET CASH INCREASE FOR PERIOD	**$67.39**
Cash at beginning of period	-40.15
CASH AT END OF PERIOD	**$27.24**

NICK'S SPORTS LLC
NOTES TO FINANCIAL STATEMENTS (UNAUDITED) DECEMBER 31, 2019

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Nick's Sports LLC ("the Company") is a corporation formed under the laws of the State of Oregon. The Company derives revenue from the design, development, manufacture and retail of Women's Athletic Fashion apparel.

The Company will conduct an equity crowdfund offering during the first quarter of 2020 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Accounts Receivables

Accounts receivables consists of amounts billed to customer for completed work for which payment has not yet been received. Management's experience suggests that losses on account are likely to be infrequent. Therefore, no amount has been recognized in the statements as a reserve for losses on accounts receivables.

Inventory

The Company's inventory includes raw materials, supplies, and completed items that are held for sale. Management's experience suggests that losses due to lack of consumer demand for inventory items are likely to be infrequent. Therefore, no amount has been recognized in the statements as a reserve for losses on inventory.

_____

Property and Equipment

The Company capitalizes long-lived assets with an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of the asset's useful life, less a nominal amount to account for estimated salvage value.

Cost of Sales

Cost of Sales includes costs of raw materials, inventory items and other supplies sold to the Company's customers.

Advertising & Marketing Costs
The Company expenses direct advertising and marketing costs as incurred.

NOTE C - RELATED PARTY TRANSACTIONS

There are two related party transactions. One from Glenn Smith totaling $7000 with 8% interest rate, maturity date being April 24th 2020. One from Scott Brownj $20,000 with 24% interest rate, maturity date December 21st 2021. Both individuals are executive leadership members of the company.